Exhibit 99.1

China Index Holdings Announces First Half 2021 Unaudited Financial Results

BEIJING, December 13, 2021 -- China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the first half year ended June 30, 2021.

First Half 2021 Highlights

•	Total revenues were RMB286.4 million, an increase of 1.2% from RMB283.0 million in the corresponding period of 2020.

•	Operating income was RMB132.9 million, a decrease of 3.6% from RMB137.9 million in the corresponding period of 2020.

•	Net income was RMB123.9 million, a decrease of 1.8% from RMB126.2 million in the corresponding period of 2020.

“We are glad to see a continued growth in the first half of 2021.” commented Yu Huang, CEO of CIH. “We will further increase our investment in research and development to enrich our database and analytics to overcome uncertainties in the macro environment.”

First Half 2021 Financial Results

Revenues

CIH reported total revenues of RMB286.4 million in the first half of 2021, an increase of 1.2 % from RMB283.0 million in the corresponding period of 2020.

•	Revenues from information and analytics services (SaaS) were RMB137.9 million in the first half of 2021, an increase of 6.9% from RMB128.9 million in the corresponding period of 2020, primarily due to an increase in the number of customers.

•	Revenues from marketplace services were RMB148.5 million in the first half of 2021, a decrease of 3.6% from RMB154.1 million in the corresponding period of 2020.

Cost of Revenue

Cost of revenue was RMB53.9 million in the first half of 2021, an increase of 25.6% from RMB42.9 million in the corresponding period of 2020, primarily due to an increase in campaign costs and technology fees.

Operating Expenses

Operating expenses were RMB99.6 million in the first half of 2021, a decrease of 2.6% from RMB102.2 million in the corresponding period of 2020.

•	Selling and marketing expenses were RMB58.7 million in the first half of 2021, an increase of 4.6% from RMB56.2 million in the corresponding period of 2020, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•	General and administrative expenses were RMB40.8 million in the first half of 2021, a decrease of 11.3% from RMB46.0 million in the corresponding period of 2020, primarily due to the decrease in bad debt expense associated with account receivables.

Operating Income

Operating Income was RMB132.9 million in the first half of 2021, a decrease of 3.6% from RMB137.9 million in the corresponding period of 2020.

Income Tax Expenses

Income tax expenses were RMB19.2 million in the first half of 2021, a decrease of 6.5% from RMB20.6 million in the corresponding period of 2020.

Net Income

Net income was RMB123.9 million in the first half of 2021, a decrease of 1.8% from RMB126.2 million in the corresponding period of 2020.

Business Outlook

Based on current operations and market conditions, management believes that CIH’s annual revenue for 2021 is expected to be similar to last year. These estimates represent management’s current and preliminary view, which are subject to change.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

	As of June 30,	As of December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	427,467	280,355
Short-term investments	398,819	391,671
Accounts receivable, net of allowance for doubtful accounts	36,186	29,680
Prepaid expenses and other current assets	6,734	2,557
Amount due from related parties	-	3,090
Total current assets	869,206	707,353

Non-current assets:

Property and equipment, net	1,968	2,345
Right of use assets, net	41,630	44,369
Other noncurrent assets	2,831	3,270
Total non-current assets	46,429	49,984

Total assets	915,635	757,337

LIABILITIES AND DEFICIT

Current liabilities:
Accounts payable	6,141	9,343
Income taxes payable	10,454	26,737
Deferred revenue	282,478	224,141
Amount due to a related party	5,110	156
Accrued expenses and other liabilities	610,571	637,693
Total current liabilities	914,754	898,070

Non-current liabilities:
Long-term lease liability	28,498	27,427
Other non-current liabilities	126,252	117,987
Total non-current liabilities	154,750	145,414

Total liabilities	1,069,504	1,043,484

Equity:
Class A ordinary shares, (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of June 30, 2021 and December 31, 2020; 72,475,630 shares issued as of June 30, 2021 and December 31, 2020; 66,486,304 and 66,411,428 shares outstanding as of June 30, 2021 and December 31, 2020, respectively)	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of June 30, 2021 and December 31, 2020; 23,636,706 shares issued and outstanding as of June 30, 2021 and December 31, 2020; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares	(41)	(42)
Capital deficit	(123,745)	(126,571)
Accumulated deficits	(38,813)	(162,728)
Accumulated other comprehensive income	6,775	1,232
Total shareholders’ equity (deficit) attributable to China Index Holdings Limited	(155,161)	(287,446)

Noncontrolling interests	1,292	1,299

Total shareholders’ deficit	(153,869)	(286,147)

Total liabilities and deficit	915,635	757,337

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB, except for per share data)

	Six Months Ended June 30
	2021	2020
Revenues	286,385	283,014
Cost of revenues	(53,881)	(42,911)
Gross profit	232,504	240,103

Operating expenses:
Selling and marketing expenses	(58,745)	(56,187)
General and administrative expenses	(40,819)	(46,011)
Operating income	132,940	137,905
Interest income	4,324	860
Gains on sale of short-term investments	5,144	4,076
Government grants	740	3,927

Income before income taxes	143,148	146,768
Income tax expenses	(19,240)	(20,567)

Net income	123,908	126,201

Less: net loss attributable to noncontrolling interest holders	(7)	-

Net income attributable to China Index Holdings Limited	123,915	126,201

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	5,542	(18)
Unrealized holding gains on short-term investments net of nil and RMB612 income taxes for the periods ended June 30, 2021 and 2020	-	3,469
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of and nil and RMB611 income taxes for the periods ended June 30, 2021 and 2020	-	(3,465)

Total comprehensive income	129,450	126,187
Less: comprehensive loss attributable to noncontrolling interest holders	(7)	-
Comprehensive income (loss) attributable to China Index Holdings Limited	129,457	126,187

Earnings per share for Class A and Class B ordinary shares:
Basic	1.38	1.41
Diluted	1.36	1.38
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	90,066,296	89,737,929
Diluted	91,078,299	91,246,792